
Last Mile Delivery
Redefined

The Problem in the Last Mile Industry

The transportation and logistics industry faces many changes. By 2030, 70% of all people will live in bigger cities and this growth will have an impact on urban logistics. And E-commerce is growing exponentially.





The demand for sustainable, compact, pollution-free commercial vehicles is steadily raising. Upcoming regulatory changes for inner-city traffic will lead to a rapid increase in the sales of commercial electric vehicles for urban deliveries



But it is expensive and time-consuming to develop and manufacture efficient trucks. And on top, providing individual solutions through the large OEMs are pretty limited

Our Product Line Part I

1



Skateboard Module A with complete dashboard and steering

2



Skateboard Module A with Drivers Cabin - Design can be customized

- Designed for electric drive from scratch, super lightweight
- Low Floor operation, supported by air suspension - ultra low loading edge- lift free access
- Front Drive
- Expandable in lenght
- Maximum Payload capacitiy
- Easy implementation of future technologies
- Clean and spacy drivers cabin with 15.6“ Touchscreen
- State of the art IT/Telematics with over-the-air update possibility
- Integration of customer/third party software
- Intelligent keyless locking system with MZ (multi zone) detection
- certified/homologated to US and EU standards



Class 3 10,001 to 14,000 pounds GVWR



3.5 t to 4.25 t GVWR (non-restricted drivers license B)

Our Product Line Part II

Medium Duty Electric Trucks (Class 3) - The Modular System provides Maximum Flexibility on Customization




Interface Connect











Our modular system contains a unique interface to connect the drivers cabin and our lightweight structural concept for the cargo area. It allows a fast (plug and play principle) implementation of different body sizes and styles. It further allows us to ship the complete trucks around the globe as a kit

Watch the video: https://youtu.be/TuKrDl_jVKw

Market

Inner-city logistics face multiple challenges

- Urbanization increases. By 2030, 60% of all people will live in cities
- Increasing environmental regulation governing vehicle access to cities
- Demand for last-mile delivery continues to explode

$792 B

By 2028

- Substantial Market Growth
- Electric trucks set to account for 15% of global truck sales by 2030

Source: IDTechEx report



Exhibit 3
Adoption curves of eTrucks across regions and weight classes
Share of new sales
US %
Europe %
China %
HDT
MDT
LDT
40
20
0
17 20 25 30
Fossil fuels (predominantly diesel)
eTruck (early adoption scenario)
eTruck (late adoption scenario)
Weight class definitions US HDT Class 8 (>15t), MDT Class 4-7 (6.4-15t), LDT Class 2-3 (3.5-6.4t)
Europe HDT 16t, MDT 7.5-16t, LDT 3.5-7.5t China HDT >14t, MDT 6-14t, LDT 3.5-6t

Source: McKinsey
Center for Future Mobility

Last Mile and Covid-19

Unparalleled Demand for Last-Mile Transport

E-commerce has grown significantly in the past decade, as new digital business models and smarter logistics concepts enable both instant and same-day deliveries (respectively growing 36% and 17% a year). While COVID-19 has amplified and accelerated this trend, elevated e-commerce and time-definite delivery levels should remain above the pre COVID-19 baseline in the long term


Unparalleled demand for last mile transport
Urbanization
60%
people living in cities in 2030
20-35%
congestion increase since 2010
Customers
2.1b
people expected to buy goods online by 2021
20%
online retail share by 2023
Products
10%
p.a. e-grocery growth worldwide
32%
furniture sold online by 2023 in the US
Delivery
20-40%
growth in same-day
10%
p.a. growth in instant delivery
78%
growth through 2030 in urban last mile deliveries

Source: McKinsey & Company
Eric Hannon, Bernd Heid, Anja Huber, Christoph Klink

Additionally, new categories have gained momentum online, such as groceries and furniture. To illustrate, China's food delivery leader, Meituan Dianping, experienced an increase in grocery deliveries in March and April of 400%. In the United States, research suggest e-commerce spending will grow for child products, household suppliers, groceries, and food takeout, even in the longer term-hence the change in consumer habits will be "sticky"

About CityFreighter

CityFreighter was incorporated in 2018. We are developing smart, user-focused, fully electric low-floor class 3 trucks from scratch, for the last mile delivery industry. The chassis and the driver's cabin can be customized. We are mainly using existing and proven components, not trying to reinvent the wheel.

This will decrease development costs and time-to-market significantly, changing industry standards.





We provide intelligent solutions to lower the TCO (total cost of ownership) and to optimize the operational efficiency for fleet operators. Future proven IT/ telematics with an over-the air update possibility will be the base for further expansion in phase II (e.g. SAAS, GPS Dynamic Drive, MAAS)

The Team

The core team members come from different industries because we think that this is important to generate an "out of the box" view to innovate and to change existing industry patterns and to understand the processes and real needs of our customers.



Michael Schoening
Founder & President

Entrepreneur for life. Business Developer.
Michael has over 30 years of sales, product design, and manufacturing experience.
He is the Founder & President of CityFreighter Inc.



Joe Storment
Founder

Joe runs US infrastucture develepement at CityFreighter Inc., from inception in June 2018 to present



Martin Pölöskey
Technology Development

Specialist in automotive electronics and advanced driver assistance systems (ADAS) and CAN-bus development



Robin Jansen
Head of UI and Connectivity

Robin has been working in the eMobility industry for the last years, developing unique user interface solutions for last mile logistics



Haixiao Hu
Asian Operations

Harry is currently president sales & marketing for a Chinese electric vehicle manufacturer



John Bailey
Advisory Board

John is an expert on strategy execution, operational excellence and growing businesses internationally with a background and network also in the logistics industry



Luigi Rubinacci
Advisory Board

Luigi has extensive experience in operations and strategic ventures within the automotive industry. Luigi worked for Renault Trucks, Iveco, Toyota and other OEMs.



Remo Weber
Technology Partner & Adviser

Remo runs a fleet service business, headquatered in Los Angeles.He is an eMobility pioneer and enthusiast with outstanding experience, well known in the industry



Target Markets

- Last Mile delivery fleet operators
- Body Building & Specialty Vehicle Manufacturer
- RV Industry


ISUZU

172








American




We believe that the modular system provides a unique market opportunity

> All existing OEM's are just planning with an electric panel van for the next years
>
> There is a huge base of last mile logistics companies, service operators and other specialty vehicle manufacturers who are in urgent need of full electric "cutaway" platforms

Proof of Concept

At the 2019 ACT show in Long Beach, we presented a fully functional the proof of concept. The CF1 was built within 5 months! It has been equipped with different features, e.g. the low floor chassis, powered by air suspension, providing an industry record low entry level. Watch the video: https://youtu.be/vRpwYSCeNSs



Ultra Low-Floor with Air Suspension - Fast Access
Novel and Modular Design
Keyless Operations
Outstanding TCO Ratio
Customizable - Addressing Individual Industry Needs
CF 1

Future Developments

Intelligent Mobile Hub

Pilot planned with major US University in 2021


ARTISAN BREAD & PASTRIES


Shoe Repair & Tailoring



Watch the video:

https://www.youtube.com/watch?v=SRnJgXwQgaA

Global Structure Plan


Development & Manufacturing
Global Automotive Development Partner & CM Europe
Global Automotive Development Partner & CM USA
R&D, Assembly, Distribution & Sales
R&D, Assembly, Distribution & Sales
R&D, IT & Software
Assembly, Distribution & Sales
US
Europe
India
Rest of World
Mini Assembly factories with local Partners in India, Taiwan and other key markets globally

Traction

Customer #1

Order of 500 vehicles has been received in 2019 from a customer in Los Angeles
Is has been postponed due to Covid-19, estimated to start delivery end of 2021. The order is as well conditional on reaching US certification

Potential Customer #1

Logistics/Last Mile operator from Europe, planning for US market entry.
The SOP of the new vehicle with the new skateboard is planned for end of 2021 and the number could reach 3,500 vehicles and even higher in the next 5 years. This potential customer in specific impersonates our vision.

Potential Customer #2

Global Service operator from Europe, forced to change vehicles to electric and needs a customized design.
Part of the global top tier in the sustainable companies ranking.
We had a recent meeting with this potential customer and we believe they will commit once we can show them the serial chassis prototype (same with other potential customers we are talking to)

Assembly and Distribution Concept


GLOCAL Assembly & Distribution Concept
CityFreighter R&D
Global Supply Chain Selection - Purchasing & Contract Manufacturing at best Cost
Shipping Parts & Components to Assembly Facilities
Setting up Micro Assembly & Distribution Facilities in Key Markets
Operated by CF or Local Collaboration & Franchise/Licencing Partners
+
=
Fast Response to Customer Needs
Scalability
Shared Volume Pricing on Parts & Components
Recurrent Revenues
Fast Market Growth

Roadmap to SOP



Roadmap to SOP – Start of Production
US First Market and Europe Subsequent
Proof of Concept
Prototype has been unveiled April 2019 at the ACT Expo in Long Beach
APR 2019
July 2020
Fundraising Campaign on Wefunder
Start Phase II
Building Serial Chassis Beta Units
SEP 2020
JAN 2021
Start Certification Process in the US
Start Homologation Process in Europe
MAR 2021
NOV 2021
SOP – Phase III Start of Production in the US
First Delivery
We will deliver the first CF1's of the 500 unit order to our customer in Los Angeles
DEC 2021
2024
10.000 Units
Production reaches 10.000 units per year
© CityFreighter Inc. 2020
Disclaimer: This slide contains forward looking projections which cannot be guaranteed

Prepared on July 2020 by

Michael Schoening

President

CityFreighter Inc.